July 24, 2025

Silong Chen
Chief Executive Officer
Dogness (International) Corp
No. 16 N. Dongke Road
Tongsha Industrial Zone
Dongguan, Guangdong 523217

       Re: Dogness (International) Corp
           Draft Registration Statement on Form F-1
           Submitted on July 17, 2025
           CIK 0001707303
Dear Silong Chen:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Anthony Basch